

Mail Stop 7010

November 17, 2008

via U.S. mail and facsimile

Tommy L. McAden, CFO
TOUSA, Inc.
4000 Hollywood Boulevard, Suite 500 North
Hollywood, Florida 33021

   RE: TOUSA, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Filed August 12, 2008
     File No. 1-32322

Dear Mr. McAden:

   We have reviewed your response letter dated October 20, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Critical Accounting Policies, page 49

Impairment of Long-Lived Assets, page 50

1. We note the draft disclosure you intend to include in future filings in response to comment 3 in our letter dated September 8, 2008. Please further revise this draft disclosure to address the following:
   - Explain why you are unable to provide quantitative disclosures for your material assumptions used in projecting community cash flows in addition to not providing a sensitivity analysis of those assumptions.
   - Discuss the local economy and community factors that are considered when estimating the fair value of each community.

- Explain why you believe it is reasonable to assume a minimal price appreciation in all of your markets beginning in fiscal year 2009.

Item 9A. Controls and Procedures, page 80

2. Your response to 14 does not address disclosure controls and procedures. The language you cite relates to internal control over financial reporting, as to which distinct disclosure requirements apply. Item 307 requires disclosure of management's conclusion about the effectiveness of disclosure controls and procedures. These are defined in Rule 13a-15(e) to explicitly include, among other things, timely reporting. If, upon review of the definition of disclosure controls and procedures, including the timely reporting requirement, management concludes that disclosure controls and procedures were not effective at the end of the period, please amend your Form 10-K to disclose this. If management continues to believe that disclosure controls and procedures were effective, please amend your Form 10-K to disclose the late filing of the Form 10-K in this context and explain how management reached its effectiveness conclusion.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Errol Sanderson at (202) 551-3746, or in his absence, Pamela Long, Assistant Director, at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief